

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAIL STOP 3010

October 8, 2009

Jeffery J. Zimmer, President
Armour Residential REIT, Inc.
3005 Hammock Way
Vero Beach, FL 32963

> **Re: Armour Residential REIT, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **File No. 333-160870**
> **Filed October 5, 2009**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 of our letter dated October 2, 2009. Your response does not address our concern regarding the specific act of Enterprise, Armour and their affiliates paying shareholders to change their votes. Please revise to discuss your ability under Delaware law to compensate certain shareholders that have voted against the proposals but not other similarly situated shareholders and how such action is fair to the shareholders that voted for the transaction.

2.   We note your response to comment 4 that you continue to believe that your market value is approximated by your per share conversion price and not your book value per share, post merger. You based your response on "comparable companies." Please identify the comparable companies that currently do not have any holdings but are trading. We may have further comment.

3.   We note the revised disclosure on pages 64 – 66 disclosing the limitations to the actions that may be taken to secure approval of the proposals. If you determine that you are not able to change enough votes to secure approval based on the current limitations and disclosed actions, please revise to clarify if Enterprise can determine it in the best interest of shareholders to deviate and engage in actions that are limited or not disclosed in this section. We may have further comment.

4.   We note your response to comment 6 that Enterprise does not currently anticipate borrowing money to purchase shares to change their votes. If they are able to engage in the noted action, it should be disclose here. Please confirm if Enterprise is prohibited from such practice.

5.   We note your response to comment 7. Please revise to clarify if the disclosed amount assumes that all liabilities are covered by Enterprises' founders. If so, the disclosure should clarify what the liquidation amount would be if the founders are not able to cover the outstanding liabilities. Please also disclose what the total expenses would be from the date of Enterprise's IPO to the date of liquidation.

6.   We note your response to comment 9 and the revised disclosure on page 5. In the section where you discuss the secondary charter proposals, please revise to discuss the process to implement this proposal.

How do I exercise my conversion rights, page 6

7.   We note your response to comment 14. Please revise to clarify the percentage of your outstanding shares that are eligible to be tendered via DWAC. Also, please revise the answer to "how do I vote," to clarify if shareholders would be able to submit and/or change votes electronically or telephonically. If not, please revise to clarify why such ability is not provided to shareholders.

Comparative Share Information, page 15

8.   We note your response to comment 18 that because you cannot predict the amount of payments to be made to shareholders to have them change their votes, you have assumed no payments would be made in determining the minimum number of shares outstanding. Please note that the assumption must be reasonable. To the extent you or Enterprise reserve the ability to pay shareholders to change their votes, you need to clarify how the minimum number outstanding is determined.

Unaudited Pro Forma Condensed Combined Financial Information, pages 16 to 22

9.   We note your response to prior comment 19. Please revise Note H to clarify that there is no incremental cost of compensation as a result of the modification of the warrants because the expected fair value per share of Armour common stock will be below the amended strike price of the warrants.

10.   We note your response to prior comment 20 and reissue our comment. It does not appear that the reduction in the underwriter fees is factually supportable. As such, please revise your pro forma financial information accordingly. If you are of the position that the reduction in underwriter fees is factually supportable then please provide a robust explanation of how you have reached this determination and tell us how you have addressed the reduction in underwriter fees within your audited annual and interim financial statements.

Background of the Merger, page 56

11.   We note your response to comment 25. It appears you are able to discuss the background of the negotiations of the potential deal without identifying the specific target. Please revise to discuss the efforts towards the noted potential merger candidate.

Prior experience of Sponsor Affiliate managing Agency Securities portfolio, page 106

12.   We note the additional disclosure provided in response to comment 33. In order to provide balanced disclosure, either here or in an appendix, please revise the operating results tabular disclosure from page 107 to provide it in a format similar to that requested by Table III of the Prior Performance Tables from Industry Guide 5. Such revision should include providing the disclosure in a yearly format. You can use footnotes to highlight the periods that apply specifically to investments of your target class.

13.   We note the revised disclosure that Bimini raised funds privately and publicly. Please revise to disclose the amount of funds raised privately and publicly. Also, disclose the amounts of leverage used in your operations.

Description of Assets, page 111

14.   We note your response to comment 34 that agency securities will constitute all of your long-term investments. We also note the disclosure concerning cash positions. Please revise to clarify if that means you will not have any short-term investments other than the cash positions.

Trading and repurchase Agreement Services Relationship, page 112

15.   We note your response to comment 36. Please tell us if you will file the agreements controlling your relationship with AVM once they are executed.

Information about the Directors and Executive Officers, page 116

16.   Please revise the disclosure about Mr. Zimmer's experience with Bimini to disclose the decrease in assets under management up until his departure.

17.   Please tell us the specific business activities of Litchfield Capital Holdings and its subsidiaries.

Conflicts of Interest relating to ARRM and Armour, page 128

18.   We note your response to comment 41 and the revised disclosure that you and ARRM will not engage in transactions with each other. Please revise to clarify if that also means you will not engage in any transactions with affiliates of ARRM.

Exhibit 8.1

19.   We note that counsel has examined and relied upon representation certificates. Please note that it is only appropriate to assume and rely upon factual representations that are not readily ascertainable. Please have counsel revise this opinion accordingly.

20.   Please have counsel revise the opinion to explicitly state that they are consenting to your use of their opinion in connection with this registration.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Howard Efron at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Bradley D. Houser, Esq.
via facsimile (305) 374-5095